ANORMED INC.

CODE OF BUSINESS CONDUCT AND ETHICS

1.

INTRODUCTION

AnorMED Inc. (the “Company”) is committed to high standards of ethical, moral and legal business conduct globally. This Code of Business Conduct and Ethics (the “Code”) has been adopted to help Company personnel meet these standards. All directors, officers and employees of the Company and its subsidiaries must conduct themselves in accordance with this Code and seek to avoid even the appearance of improper behaviour. Adherence to this Code is critical to our success and inspires trust and confidence on the part of our employees, customers, shareholders, the public and other stakeholders.

While this Code is designed to provide helpful general principles, it is not intended to cover every issue that may arise. Nonetheless, in every instance, we expect all personnel to act honestly, ethically and fairly. Those who violate this Code will be subject to disciplinary action, up to and including termination of employment. In addition, violation of domestic or foreign laws, rules and regulations may subject you, as well as the Company, to civil and/or criminal penalties.

2.

PURPOSE

The purpose of this Code is to deter wrongdoing and to promote:

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Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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Full, fair, accurate and timely disclosure in documents that the Company is required to file with such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the United States Securities and Exchange Commission (the “SEC”) and the Canadian provincial securities regulatory authorities and in other public communications made by the Company;

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Compliance with all applicable laws, rules and regulations;

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Prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

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Accountability for adherence to the Code.

To facilitate compliance with this Code, we have established the position of Corporate Compliance Officer. The Corporate Compliance Officer is a person to whom you can address any questions or concerns and is charged with promoting an atmosphere of responsible and ethical conduct. The Company’s Corporate Compliance Officer, Daniel Wilgosh, can be reached at 604.532.4656 or by email at dwilgosh@anormed.com.  Alternatively, you may address any questions or concerns to the Chair of the Audit and Risk Committee by visiting https://www.openboard.info/aom/index.cfm, the Company’s confidential and anonymous online reporting system established in conjunction with Shareholder.com, and submitting your questions or concerns by secure web form, email, or encrypted voicemail.

3.

COMPLIANCE WITH APPLICABLE RULES AND REGULATIONS

All directors, officers and employees of the Company must comply with all of the local laws, rules and regulations of the countries in which they conduct the Company’s business.

This Code does not attempt to summarize all laws, rules and regulations applicable to the Company or its business. Please consult with the Corporate Compliance Officer if you have questions on specific laws, rules and regulations that you think may be applicable to the Company or its business.

4.

CONFLICTS OF INTEREST

A conflict of interest may exist whenever the private interests of a director, officer or employee interfere or conflict in any way with the interests of the Company, or impair, or could be perceived to impair a director’s, officer’s, or employees’ business judgment. Decisions should be made strictly on the basis of the Company’s best interests, without regard to personal concerns. While directors, officers and employees should be free to make personal investments and enjoy social relations and normal business courtesies, they must not have any personal interests that adversely influence the performance of their job responsibilities. Conflicts of interest may also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. In addition, absent an express written consent or waiver from the Company, no company employee or officer shall work simultaneously for a competitor, customer or supplier.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Corporate Compliance Officer. Any director, officer or employee who becomes aware of a conflict or potential conflict should bring it to the attention of the Corporate Compliance Officer.

5.

CORPORATE OPPORTUNITY

Directors, officers and employees are prohibited from: (a) taking for themselves personally any opportunities that belong to the Company or are discovered through the use of corporate property, corporate information or their position in the Company without the consent of the board of directors; (b) using corporate property, corporate information or their position in the Company for personal gain; and (c) competing with the Company directly or indirectly.

6.

COMPETITION AND FAIR DEALING

Each director, officer and employee should deal fairly with the Company’s shareholders, customers, suppliers, regulators, competitors, partners, officers and employees. None of the Company’s directors, officers or employees should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair conduct. Stealing proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing disclosure of such information by past or present employees of other companies is prohibited.

7.

GIFTS

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain, or provide for, any unfair advantage as between the Company and those with whom the Company does business. Directors, officers and employees should take particular care to avoid accepting or providing any favour or anything of value which could reasonably be interpreted as influencing their judgment in performing their duties for the Company or as an attempt to create any unfair advantage for the Company among those with whom the Company does business.

If you are not certain if proposed gifts are acceptable, please discuss your concerns with the Corporate Compliance Officer.

8.

PROPER USE OF COMPANY ASSETS

All directors, officers and employees should protect the Company’s assets and ensure their proper and efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.

9.

CONFIDENTIALITY

All directors, officers and employees of the Company must maintain the confidentiality of material information entrusted to them by the Company, its suppliers or its customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings by a competent court. The Company has adopted a Corporate Disclosure Policy to facilitate proper disclosure practices, a copy of which is available internally. Directors, officers and employees are urged to consult the Corporate Disclosure Policy.

10.

“WHISTLEBLOWER” COMPLAINTS

The Corporate Compliance Officer at the Company, in conjunction with the Audit and Risk Committee, is responsible for administering the Company’s Whistleblower Policy for directors, officers or employees who, in good faith, report complaints or concerns regarding any suspected misconduct, illegal activities or fraud (corporate or regulatory), including any questionable accounting, internal accounting controls and auditing matters, or other violations of federal, provincial or state laws or this Code. A copy of this policy is available on the Company’s website at www.anormed.com. Directors, officers or employees who have concerns or complaints regarding any of these matters have a responsibility to promptly submit those concerns or complaints as outlined in the Whistleblower Policy ..

11.

INSIDER TRADING

Using or sharing confidential information for trading purposes or for any other purpose except the conduct of the Company’s business is not permitted.  All non-public information about the Company should be considered confidential information. Purchasing or selling securities of the Company with knowledge of material information about the Company that has not been generally disclosed, or to inform or “tip” others of such material information that has not been generally disclosed other than in the necessary course of business of the Company, is not only unethical but also illegal and could result in criminal prosecution in addition to the termination of employment. In order to assist compliance with laws against insider trading, the Company has adopted an Insider Trading Policy.  A copy of this policy is available internally.  If you have any questions, please contact the Corporate Compliance Officer.

12.

PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that the Company ’s filings with such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the SEC and the Canadian provincial securities regulatory authorities be full, fair, accurate and timely. Depending on their respective positions with the Company , directors, officers or employees may be called upon to provide information necessary to ensure that the Company’s public disclosure documents meet these requirements. The Company expects directors, officers and employees to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements. The Company has formed a Disclosure Committee to oversee the preparation and review of public disclosure documents and has adopted a Corporate Disclosure Policy to assist with disclosure compliance. A copy of this policy is available internally.

13.

CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS

Each director, officer and employee must ensure that all Company documents for which they are responsible are completed accurately, truthfully, in a timely manner, and are properly authorized. Financial activities are to be recorded in compliance with all applicable laws and accounting practices. The Company’s accounting records are also relied upon to produce reports for management, shareholders and creditors, and in particular, the Company relies upon the accounting and other business and corporate records in preparing the periodic and current reports that are filed with the SEC and the Canadian provincial securities regulatory authorities.

Any person who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to the Chair of the Audit and Risk Committee in accordance with the Whistleblower Policy.

14.

WAIVER

Any waiver of any provisions of this Code requires the approval of the Corporate Compliance Officer. Any waiver of the provisions of this Code with respect to directors and officers may be authorized only by our board of directors and such waiver and the reasons for the authorization thereof will be disclosed to shareholders as required by such securities exchange or quotation system or regulatory agency as may from time to time apply to the Company, the SEC and the Canadian provincial securities regulatory authority.

15.

COMPLIANCE WITH THE CODE

In addition to answering questions or concerns regarding this Code, the Corporate Compliance Officer is responsible for:

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In conjunction with the Audit and Risk Committee, investigating possible violations of the Code;

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Making a copy of the Code, including any policies referenced herein, available to new directors, officers, and employees and providing an annual reminder that they are responsible for reading, understanding and complying with the Code and related policies; and

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Updating the Code as needed to reflect changes in the law, company operations and recognized best practices.

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with the Corporate Compliance Officer, or if you prefer, the Chair of the Audit and Risk Committee, as even the appearance of impropriety can be damaging and should be avoided.

If you are aware of or suspect any violations of the standards in this Code, you have a responsibility to report same pursuant to the Whistleblower Policy. You should do so without fear of any form of retaliation. The Company shall endeavour to promptly take appropriate corrective action against any person that retaliates against you.

If any investigation of such report indicates that a violation of this Code has occurred, the Company will take such disciplinary action with respect to the persons involved as determined to be appropriate under the circumstances, including possible termination of employment and, in appropriate cases, civil action or referral for criminal prosecution.